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US Airways, Inc.
Exhibit 99
Select Airline Operating and Financial Statistics (Note 1)
(unaudited)


                                  Three Months Ended
                                      March 31,
                                  ------------------
                                                        Increase
                                     1997      1996    (Decrease)
                                    ------    ------   ---------

Revenue passengers (thousands)*    13,867    12,938      7.2  %
Average passenger journey (miles)*    714       673      6.1  %
Total revenue passenger miles
  ("RPMs") (millions) (Note 2)      9,948     8,788     13.2  %
RPMs (millions) (Note 2)*           9,900     8,709     13.7  %
Total available seat miles
  ("ASMs") (millions) (Note 3)     14,539    13,583      7.0  %
ASMs (millions) (Note 3)*          14,481    13,493      7.3  %
Passenger load factor (Note 4)*      68.4%     64.6%     3.8  pts.
Break even load factor (Note 5)      64.0%     67.1%    (3.1) pts.
Passenger revenue per ASM
  (Note 6)*                         12.11c    11.50c     5.3  %
Total revenue per ASM (Note 7)      13.38c    12.74c     5.0  %
Cost per ASM (Note 8)               12.35c    12.81c    (3.6) %
Yield (Note 9)*                     17.71c    17.81c    (0.6) %
Average stage length (miles)*         587       573      2.4  %
Cost of aviation fuel per
  gallon (Note 10)                  75.44c    64.99c    16.1  %
Cost of aviation fuel per
  gallon (excluding fuel taxes)     69.04c    58.61c    17.8  %
Gallons of aviation fuel
  consumed (millions)                 282       266      6.0  %

* Scheduled service only (excludes charter service) c cents

Note 1. Operating statistics exclude flights operated by US Airways, Inc. ("US Airways") under a wet lease arrangement with British Airways Plc ("wet lease"). The wet lease arrangement expired May 31, 1996. Operating statistics include free frequent travelers and the related miles flown. Financial statistics exclude revenues and expenses generated by the US Airways Express capacity purchase program and the wet lease arrangement. Wet lease amounts of $8.8 million have been excluded from the first quarter results for 1996 from both Other operating revenues and Other operating expenses for purposes of financial statistic calculation (revenues and expenses generated by the wet lease arrangement net to zero).
Note 2. Revenue passengers multiplied by the number of miles they flew.
Note 3. Seats available multiplied by the number of miles flown (a measure of capacity).
Note 4. Percentage of aircraft seating capacity that is actually utilized (RPMs/ASMs).
Note 5. Percentage of aircraft seating capacity that must be utilized, based on fares in effect during the period, for US Airways to break even at the pretax income level.
Note 6. Passenger transportation revenue divided by ASMs (a measure of unit revenue).
Note 7. Total Operating Revenues divided by ASMs (a measure of unit revenue).
Note 8. Total Operating Expenses divided by ASMs (a measure of unit cost).
Note 9. Passenger transportation revenue divided by RPMs (a measure of unit revenue).
Note 10. Includes the base cost of aviation fuel, fuel taxes and transportation charges.